Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 24, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ..X…    Form 40-F  ……

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  .....    No  ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On April 24, 2009, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated April 24, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

April 24, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Sixteenth Meeting of the Second

Session of the Board of Directors

The sixteenth meeting (the “Meeting”) of the second session of the Board of Directors of the Company (the “Board”) was held on April 23, 2009 at Huaxi Guest House, Guiyang, Guizhou Province. The directors were notified of the Meeting by way of a written notice dated April 13, 2009. Out of the Company’s 13 directors, 11 directors attended the Meeting, including Yang Chao, Chairman and executive director of the Company, Wan Feng and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Long Yongtu, Ma Yongwei, Chau Tak Hay, Cai Rang and Ngai Wai Fung, independent directors of the Company. Lin Dairen, non-executive director of the Company, and Sun Shuyi, independent director of the Company, were on leave and authorized in writing, Liu Yingqi, executive director of the Company and Cai Rang, independent director of the Company to act on their behalf respectively and cast the votes for them. Supervisors and the management of the Company also attended the Meeting as non-voting delegates. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, and the Company’s Articles of Association.

The Meeting was presided over by Chairman Mr. Yang Chao. The directors that were present passed the following resolutions unanimously after sufficient review and discussion:

1. Passed the First Quarter Report for the Year of 2009

Voting result: 13 for, 0 against, with no abstention

2. Passed the Proposal on the Corporate Governance Report for the Year of 2008

Voting result: 13 for, 0 against, with no abstention

3. Passed the Proposal on the Compliance Report for the Year of 2008

Commission File Number 001-31914

Voting result: 13 for, 0 against, with no abstention

4. Passed the Proposal on the Risk Evaluation Report for the Year of 2008

Voting result: 13 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

April 23, 2009